TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

March 28, 2025

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:AVRUPA MINERALS LTD

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities. We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1	ISIN:	CA05453A2074
	CUSIP:	05453A207
2	Date Fixed for the Meeting:	June 3, 2025
3	Record Date for Notice:	April 24, 2025
4	Record Date for Voting:	April 24, 2025
5	Beneficial Ownership Determination Date:	April 24, 2025
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES
8	Business to be conducted at the meeting:	Annual General
9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable
10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,

TSX Trust Company

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